March 13, 2013

U.S. Securities & Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Meru Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012 (the “Form 10-K”)
File No. 001—34659

Dear Messrs. Gilmore and Edgar:

Meru Networks, Inc. (the “Company”, “we”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated December 27, 2012 and March 5, 2013, relating to the above-referenced filing.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comment letter, and we have set forth below, in bold italics, the text of the Staff’s comments prior to the response.

Item 8. Financial Statements and Supplementary Data

Note. 1. Business and Summary of Significant Accounting Policies

Revenue Recognition. Page 78

1.              We note your response to prior comment 1 where you indicate that stand-alone software sales were considered substantive in part because the term of the support is shorter than the estimated useful life of the software. We further note your disclosure indicating that the estimated economic life of your hardware is three and a half years. Please tell us the estimated economic life of perpetual software licenses sold on a stand-alone basis and how this life relates to the estimated economic life of your hardware. If the economic life of the software is less than the four or five year support term, please provide additional information to support your determination that these four and five year terms are substantive.

Response:  We advise the Staff that we sell access points, controllers and management software.  Prior disclosures that include an estimated economic life of our hardware as three and a half years relate to our access point and controller hardware.  Our management software has an estimated economic life greater than five years because the license to the software is perpetual and our software support agreements provide the customer with unspecified rights to upgrades, updates, maintenance releases and patches during the term of the support.

If a customer purchased our management software in 2008, and stayed current with their support obligations, they would have been entitled to all unspecified releases, updates and upgrades, but they would not be entitled to new versions or platform upgrades.  The releases, updates and upgrades customers receive under support extend the economic life of the software.  Customers that upgrade or replace

Messrs. Patrick Gilmore and David Edgar

Securities and Exchange Commission

March 13, 2013

their existing access points and controller hardware with new model access points and controllers are able to continue to use their existing management software for the new access points and controllers well beyond the estimated economic life of the original access points and controllers.   We first started selling our management software in 2008, and have customers who have renewed their support contracts beyond five years since the original software purchase date.  This factor is another strong indicator that the expected economic life of the software is greater than five years.  The fact that our Identity Manager software is used on a number of non-Meru wireless networks further illustrates that the estimated economic life of our software is unconnected to the estimated economic life of our hardware.

2.              Please also confirm that you have sold four and five year support on a standalone basis (i.e. on a renewal basis for four or five additional years and not bundled with an initial arrangement).

Response:  We confirm to the Staff that we have sold both four and five year post-contract customer support for our software products on a standalone basis.

3.              We also note from your response to prior comment 1 that sales of stand-alone software are insignificant to total revenues during the periods presented. Please tell us the significance of such sales in total and also tell us the significance of arrangements with initial support services terms of greater than three years.

Response:  Total reported net revenues from stand-alone software products amounted to $741,627 in 2009; $1,472,283 in 2010; and $2,375,038 in 2011.  These amounts represented approximately 1.1%, 1.7% and 2.6% of total net revenues for these periods respectively.   Additionally, the total sales value of arrangements with initial support services terms of greater than three years amounted to $50,668 for 2009; $324,012 for 2010; and $413,698 for 2011.  These amounts include both the software as well as the support which is recognized over the support contract term.

Note 12. Commitments and Contingencies, page 92

4.              We note your response to prior comment 2 and the disclosure you propose to include in future filings regarding estimated losses. Your response and proposed disclosure does not address what consideration was given to ASC 450-20-50-4(a) which indicates that when there is at least a reasonable possibility that a loss may be incurred in excess of any amount accrued, the nature of the contingency shall be disclosed. With regard to the Motorola contingency, we note that the specific nature of the contingency was not disclosed in the periods prior to the period of settlement. In future filings, please revise to disclose the nature of loss contingencies which meet the criteria of ASC 450-20-50-3.

Response:  In response to the Staff’s comment, in future filings the Company will provide additional disclosure, as applicable, for loss contingencies which meet the criteria of ASC 450-20-50-3.

Messrs. Patrick Gilmore and David Edgar

Securities and Exchange Commission

March 13, 2013

5.              We also note that your proposed disclosure appears to encompass contingencies with different expected outcomes; those for which you believe will not have material exposure and those for which you may have material exposure but you are unable to develop a loss range. In future filings, please disclose the expected outcome as it applies to each disclosed contingency or alternatively, to each group of disclosed contingencies having the same expected outcome.

Response:  The Company continually evaluates the known facts and circumstances surrounding each of its litigation matters to determine the appropriate accrual and disclosure.  In future filings, the Company will continue to perform this assessment and, if there is a reasonable possibility that an exposure to loss exists in excess of the amount accrued for the disclosed matters, which would be material to our consolidated financial position and results of operations, we will disclose an estimate of the possible additional loss or range of such potential additional loss or include a statement that an estimate of the potential additional loss cannot be made.  This disclosure will be made for each disclosed contingency or alternatively with respect to each group of disclosed contingencies having the same expected outcome.

In responding to the Securities and Exchange Commission (“SEC”) comment letter, Meru Networks, Inc. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its’ filings with the SEC;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please contact me by telephone at (408) 215-5365 or by email at bwhite@merunetworks.com.

Sincerely,

/s/ Brett T. White
Brett T. White
Chief Financial Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, CA 94089